UNITED STATES SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share (including the associated preferred stock purchase rights)
(Title of Class of Securities)
584699102
(Cusip Number of Class of Securities)

Graeme H. R. Musker AstraZeneca PLC 15 Stanhope Gate London, W1K 1LN, England Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Thomas J. Reid Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on May 3, 2007 by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune, Inc., a Delaware corporation (“MedImmune”), at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“Denial of Temporary Restraining Order

As disclosed in Amendments No. 2 and No. 3 to the Schedule TO, on April 25, 2007, a purported class action was filed in the Circuit Court for Montgomery County, Maryland, against MedImmune and certain of its directors by an individual stockholder named Chris Larson alleging that the defendants breached their fiduciary duties to MedImmune stockholders in connection with the transactions contemplated by the Merger Agreement.  On May 29, 2007, the plaintiff filed an amended complaint and a motion requesting a temporary restraining order to prevent consummation of the Offer until June 15, 2007.

On May 31, 2007, the court denied the plaintiff’s motion for a temporary restraining order.

Facility Agreement Amendment

As disclosed in the Offer to Purchase filed as an exhibit to the Schedule TO, AstraZeneca entered into an unsecured facility agreement dated May 1, 2007 with Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, Citibank, N.A., Deutsche Bank AG, London Branch and HSBC Bank plc as lenders and HSBC Bank plc as facility agent (the “Facility Agreement”). On May 31, 2007, the Facility Agreement was amended and restated pursuant to an amendment agreement and an amended and restated facility agreement (collectively, the “Amended Facility Agreement”), in each case, dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto.

The following paragraphs describe the principal amendments to the Facility Agreement reflected in the Amended Facility Agreement.

The Facility.  The Amended Facility Agreement now comprises a $15.0 billion committed revolving loan facility (the “Revolving Facility”) including a swingline facility in a maximum aggregate amount of $5.0 billion (the “Swingline Facility” and, together with the Revolving Facility, the “Amended Facility”). The Amended Facility remains repayable in full 364 days from the date of the Facility Agreement.

In addition to the uses of proceeds allowed under the Facility Agreement, proceeds drawn under the Revolving Facility may also be used for general corporate purposes, including the refinancing of loans under the Swingline Facility up to an amount of $5.0 billion.

Conditions to Funding.  The Revolving Facility in respect of a Certain Funds Utilization is provided to AstraZeneca on a “certain funds” basis. As such, during the Certain Funds Period, the lenders will be obliged to make a loan, and may not cancel a commitment or exercise any right of acceleration unless either there is a misrepresentation in relation to a Major Representation or a Major Default has occurred. For these purposes, “Certain Funds Period” means the period from the date of the Facility Agreement and ending on the date falling six months thereafter.

Prepayments.  The Amended Facility Agreement provides for mandatory prepayment from the net proceeds of certain financial indebtedness raised, and in certain instances the Amended Facility is cancelled to the extent of the prepayment.

Swingline facility interest rates and interest period.  The interest rate on each loan under the Swingline Facility is the higher of the prime commercial lending rate in U.S. dollars on the utilization date and 0.25% per annum over the rate per annum determined by the swingline agent to be the federal funds rate (as published by the Federal Reserve Bank of New York) for that day. The interest period of a swingline loan cannot be a period longer than seven New York business days.

Repayment. Each swingline loan is repayable on the last day of its interest period and a swingline loan may not be applied in repayment or prepayment of another swingline loan.

The foregoing summary description of the Amended Facility Agreement is qualified in its entirety by reference to the amendment agreement and the amended and restated facility agreement, copies of which are filed, respectively, as Exhibits (b)(2) and (b)(3) hereto.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(b)(2)
Amendment Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto.

(b)(3)
Amended and Restated Facility Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Chris R.W. Petty
Name:	Chris R. W. Petty
Title:	Assistant Secretary and Vice President

ASTRAZENECA PLC

By:	/s/ Shaun F. Grady
Name:	Shaun F. Grady
Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description
(b)(2)
Amendment Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto.

(b)(3)
Amended Facility Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto.